UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2008

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: December 23, 2008	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Consolidated Interim Financial Statements
(Expressed in Canadian dollars)

LINGO MEDIA CORPORATION
September 30, 2008 and 2007
(Unaudited – See Notice to Reader)

The Consolidated Interim Balance Sheet of Lingo Media Corporation as at September 30, 2008 and the Consolidated Interim Statements of Operations, Deficits and Cash Flows for the nine months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

Lingo Media Corporation
September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

Notice to Reader

Management has compiled the unaudited interim financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheets as at September 30, 2008 and the Interim Statements of Deficit, Operations, and Cash Flows for the nine months ended September 30, 2008.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

Lingo Media Corporation
September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

LINGO MEDIA CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian dollars)
(Unaudited – See Notice to Reader)

	September 30, 2008	December 31, 2007
Assets
Current assets:
Cash	$8,791	$343,338
Short term investment	150,000	150,000
Accounts and grants receivable (note 3)	685,481	996,469
Inventory	73,139	121,323
Prepaid and sundry assets	90,135	131,869
	1,007,546	1,742,999

Investment and advances	182,520	182,520
Deferred costs	157,419	157,419
Property and equipment, net	76,043	89,325
Development costs, net	248,269	267,910
Software & web development costs, net (note 4)	5,265,285	4,326,246
Goodwill	1,121,131	1,121,131
	$8,058,213	$7,887,550

Liabilities and Shareholders' Equity
Current liabilities:
Bank loans (note 5)	$240,000	$230,000
Accounts payable	1,313,607	822,818
Accrued liabilities	713,124	227,206
Unearned revenue	141,145	-
Current portion of loans payable (note 6)	781,048	228,674
	3,188,924	1,508,698

Loans payable (note 6)	-	203,031
Future income taxes	354,452	290,145
	3,543,376	2,001,873

Shareholders' equity:
Capital stock (note 7 (a))	10,338,725	10,335,707
Contributed surplus	771,061	452,411
Deficit	(6,594,949)	(4,902,442)
	4,514,837	5,885,677

	$8,058,213	$7,887,550

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Michael Kraft	Director
Michael Kraft

/s/ Sanjay Joshi	Director
Sanjay Joshi

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Deficit
(Unaudited – See Notice to Reader)
(Expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Deficit, beginning of period	$(5,847,224)	$(4,366,938)	$(4,902,442)	$(3,977,402)

Net loss for the period	(747,725)	(197,906)	(1,692,507)	(587,442)

Deficit, end of period	$(6,594,949)	$(4,564,844)	$(6,594,949)	$(4,564,844)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Operations
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Revenue	$770,322	$939,993	$2,599,428	$2,533,504
Direct costs	179,428	188,157	512,328	507,958
Margin	590,895	751,836	2,087,100	2,025,546

Expenses:
General and administrative	1,142,967	846,467	3,168,099	2,313,478
Amortization of property and equipment	27,298	20,729	93,696	63,316
Interest and other financial expenses	29,576	53,029	134,488	88,000
Stock-based compensation	134,083	29,517	321,667	110,408
	1,333,924	949,742	3,717,950	2,575,201

Loss before income taxes and other taxes	(743,030)	(197,906)	(1,630,850)	(549,656)

Income taxes and other taxes	4,695	-	61,657	37,786

Net loss for the period	$(747,725)	$(197,906)	$(1,692,507)	$(587,442)

Loss per share	$(0.08)	$(0.04)	$(0.18)	$(0.13)

Weighted average number of
common shares outstanding	9,585,907	4,547,000	9,585,907	4,547,000

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Cash Flow
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Cash flows provided by (used in):
Operations:
Net loss for the period	$(747,725)	$(197,906)	$(1,692,507)	$(587,442)
Items not affecting cash:
Amortization of property and equipment	2,309	5,585	21,249	13,522
Amortization of development costs	24,365	16,598	73,832	49,794
Stock-based compensation	134,083	29,517	321,667	88,000
Foreign exchange gain/(loss)	(63,758)	-	6,708	-
Change in non-cash balances related to operations:
Accounts and grants receivable	163,698	(158,189)	452,133	(270,102)
Inventory	53,683	(35,179)	48,184	(61,581)
Prepaid and sundry assets	20,763	(40,238)	41,734	(6,837)
Accounts payable	368,366	243,690	490,789	406,821
Accrued liabilities	582,615	(13,941)	485,918	(98,238)
Unearned revenue	-	104,834	-	104,838
Cash provided by (used in) operating activities	538,399	(45,225)	249,706	(361,225)
Financing:
Increase in bank loans	30,000	(15,000)	10,000	(30,000)
Advances of loans payable	(203,031)	94,954	(203,031)	341,704
Issuance of capital stock	-	16,593	3,017	21,593
Current portion of long term loan	341,852	-	552,374	-
Cash provided by financing activities	168,821	96,547	362,360	333,297
Investing:
Expenditures on software & web development costs	(722,834)	-	(939,038)	-
Purchase of property and equipment	-	-	(7,575)	-
Development costs	-	(4,318)	-	(43,343)
Cash used in investing activities	(722,834)	(4,317)	(946,613)	(43,343)

Increase / (decrease) in cash	(15,614)	47,004	(334,547)	(71,271)
Cash, beginning of period	24,405	(45,106)	343,338	73,169
Cash, end of period	$8,791	$1,898	$8,791	$1,898

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

1. Nature of operations:

Lingo Media Corporation is a diversified online and print-based education product and services corporation. Speak2Me Inc. (“Speak2Me”), a new subsidiary acquired during 2007, is a new media company focused on interactive advertising in China through its Internet-based English Language Web Learning portal. Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary of Lingo Media, is a print-based publisher of English language learning programs in China.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd., specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

2. Significant accounting policies:

(a)  Basis of presentation:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2008 and the results of operations and cash flows for the nine months ended September 30, 2008 and 2007.

3. Accounts and grants receivable:

Accounts and grants receivable consist of:

	September 30, 2008	December 31, 2007
Trade receivables	$613,111	$853,384
Cash advance	-	128,007
Grants receivable (note 7)	72,370	15,078
	$685,481	$996,469

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

4. Software and web development costs:

In October 2007, the Company acquired Speak2Me Inc. (“Speak2Me”), a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. All costs associated with development of the Speak2Me software and its contents are capitalized as Software and web development:

	September 30, 2008	December 31, 2007
Cost	$5,265,285	$4,326,246

5. Bank loans:

	September 30, 2008	December 31, 2007
Revolving line of credit of $500,000 bearing interest at prime plus 4.0% per annum and secured by a $150,000 GIC, bearing interest at 3.5% maturing on December 10, 2008, and a charge on all A+ assets including inventory and accounts receivables.	240,000	230,000
	$240,000	$230,000

The terms of the $240,000 revolving line of credit require that certain measurable covenants be met.  As at September 30, 2008, the Company was in violation of certain covenants. As the line of credit is currently presented as a current liability no additional adjustment is required.

6. Loans payable:

Loans payable consists of the following:

	September 30, 2008	December 31, 2007
Loan payable, due to a non-related party, interest bearing at 12% per annum payable monthly, unsecured and due on demand.	$574,993	$228,674
Loan payable, due to a non-related party, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due on April 30, 2009.	206,055	203,031
	781,048	431,705
Less: Current portion	781,048	228,674
	$-	$203,031

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

7. Capital stock:

(a)  Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, December 31, 2007	9,582,262	$10,335,707
Issued:
Options exercised	4,762	3,017
Balance, September 30, 2008	9,587,024	$10,338,725

(b)   Stock options

	2008		2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	516,738	$0.98	275,634	$1.33
Options granted	250,000	1.13	350,000	0.77
Options exercised	(4,762)	0.70	30,848	0.70
Options expired/canceled	(43,143)	0.98	(1,191)	1.23

Outstanding, September 30	718,833	1.05	516,738	0.91
Options exercisable, September 30	531,373	$1.00	338,509	$1.19

The following table summarizes information about stock options outstanding at September 30, 2008:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.70 - $1.00	385,106	3.65	$0.74	310,979	$0.74
$1.01 - $1.33	176,585	2.14	1.24	143,252	1.28
$1.34 - $2.00	157,142	3.53	1.60	77,142	1.50
Total	718,833	3.26	1.05	531,373	1.00

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

8. Government grants:

Included as a reduction of general and administrative expenses are government grants of $24,759 (2007 – $93,750), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

9. Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Renminbi ("RMB").

There were no derivative instruments outstanding at September 30, 2008 and 2007.

(b)  Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of September 30, 2008 are as follows:

	US Denominated		Chinese Denominated
	CAD	USD	CAD	RMB
Cash	6,133	5,763	-	-
Accounts and grants receivable	582,283	547,156	582,283	3,830,089
Accounts payable	143,562	134,902	-	-

US dollars and Chinese Renminbi are converted on the prevailing period-end exchange rates.

(c)  Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information. The Jintu loan receivable (note 4) is secured by a personal guarantee from a non – related party.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

10. Segmented information:

The Company operates three distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.

English Language Learning Publishing: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China and in Canada.

Early Childhood Development Publishing: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

September 30, 2008	Online English Language Learning	English Language Learning Publishing	Early Childhood Development Publishing	Total
Revenue	-	$434,817	$2,164,611	$2,599,428
Cost of sales	-	53,269	459,059	512,328
Margin	-	$381,548	$1,705,552	$2,087,100

September 30, 2007	Online English Language Learning	English Language Learning Publishing	Early Childhood Development Publishing	Total
Revenue	-	$262,095	$2,271,409	$2,533,504
Cost of sales	-	34,065	473,893	507,958
Margin	-	$228,030	$1,797,516	$2,025,546

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	September 30, 2008	September 30, 2007
Canada	2,174,203	2,272,909
China	$425,226	$260,595
	$2,599,428	$2,533,504

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

The majority of the Company’s identifiable assets as at September 30, 2008 are located as follows:

	September 30, 2008	September 30, 2007
Canada	$7,851,684	$2,948,912
China	206,528	182,520
	$8,058,211	$3,131,432

11. Subsequent event:

On October 15, 2008, the Company announced that its shareholders had approved a $5 million investment from Orascom Telecom Holding S.A.E. ("Orascom Telecom") as previously announced on September 17, 2008 at which time financing was closed in escrow subject to certain conditions including shareholders approval.

On October 14, 2008, shareholders approved the issuance of 2,857,143 Special Warrants of Lingo Media to Orascom Telecom pursuant to the terms of a subscription agreement (the "Subscription Agreement") dated August 21, 2008 (the "Offering"), as described in Lingo Media’s press release dated on September 17, 2008 and Management Information Circular dated September 12, 2008. The proceeds from the Offering will be used for Lingo Media’s on-going development, maintenance and operation of Speak2Me’s web portal and for general working capital purposes.

Each Unit consists of one common share (“Common Share”) and three-quarters (0.75) of one warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the "Closing Date"): (i) at a price of $4.00 for a period of 12-months from the Closing Date, (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date, and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days. All securities issued pursuant to the Offering are subject to a four-month hold period from the Closing Date.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
September 30, 2008 and 2007
(Unaudited)

12. Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

For the period ended September 30	2008	2007
Loss for the period - Canadian GAAP	$(1,692,507)	$(587,442)
Impact of United States GAAP and adjustments:
Amortization of development costs	73,832	49,794
Amortization of deferred costs	-	-
Software and web development costs	(939,038)	-
Loss for the period - United States GAAP	$(2,557,714)	$(537,648)
Statements of cash flows:
	September 30, 2008	September 30, 2007
Cash (used in) provided by investing activities –
Canadian GAAP	$(946,613)	$(43,343)
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	939,038	-
Cash used in investing activities - United States GAAP	$(7,575)	$(43,343)

	September 30, 2008	September 30, 2007
Cash (used in) provided by operating activities –
Canadian GAAP	$(249,706)	$(361,225)
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	(939,038)	-
Cash used in operating activities - United States GAAP	$(689,333)	$(361,225)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	September 30, 2008	September 30, 2007
Shareholders' equity - Canadian GAAP	$4,514,836	$898,698
Development costs	(248,269)	(155,072)
Compensation expense	(321,667)	(243,250)
Deferred costs	(157,419)	(157,419)
Software & web development costs	(452,709)	-
Shareholders' equity - United States GAAP	$3,334,773	$342,958